Filed by Freescale Semiconductor, Ltd.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

The following communication was distributed by Freescale Semiconductor, Ltd. (the “Company”) on April 14, 2015, to its customers in connection with the proposed business combination between the Company and NXP Semiconductors N.V. (“NXP”).

Subject: NXP and Freescale – a Broader, More Powerful Portfolio

Hello,

On March 2 we announced the pending merger of NXP Semiconductors N.V. and Freescale Semiconductor, Ltd. We are extremely excited about the possibility of combining two great portfolios of complementary products and technologies into one powerhouse semiconductor company.

First and foremost, you are absolutely our top priority — now and always.

Our respective sales teams and distributors will continue to call on you and provide you great service and products. We are eager to be able to combine the families and portfolios of products, but for now, your contact will not change, nor will the products we offer. However, once the proposed merger has closed and we are allowed to combine resources (expected second half of 2015), we think you will find the solutions offered to you will be strong, complementary and exciting. If the transaction is successful, this upcoming merger will allow us to:

•	Develop more complete solutions for you.

•	Shorten your design cycles by combining complimentary technologies.

•	Become a more valuable design partner for you.

The two companies’ portfolios overlap primarily in only one area, RF power products. In this case, NXP has decided to sell their RF power portfolio and keep the industry-leading Freescale RF portfolio. All other product families are expected to complement each other very nicely. For instance, the Freescale Kinetis MCU combination with NXP’s leadership in connectivity and security is an easy and obvious fit. The same is true for NXP’s FM tuners and Freescale’s i.MX and Infotainment systems. Another is NXP’s leadership in secure ID and Freescale’s secure Digital Networking processing families. We see these natural junctions in each product group and we look forward to exploring more with you.

Once the merger is complete, our plan is to keep the NXP Semiconductors name and operate as one company under the NXP brand. We are committed to our growth product lines and look forward to becoming the largest automotive semiconductor company on the planet and the fourth largest semiconductor supplier in the world. The focus of both companies has always been high-growth markets and focusing on our customers’ needs and this will not change.

All total, we find the strength of combining NXP and Freescale to be exponential not incremental, and we look forward to sharing these benefits with you.

The Form F-4 has been filed with the Securities and Exchange Commission. Once the proxy statement/prospectus is declared effective by the SEC, we will call the shareholder vote to approve the merger between NXP and Freescale. We expect to close the merger in 2H15.

We will continue to communicate as often as we can. In the meantime, if you have any questions or need information, please do not hesitate to reach out to us or your sales representative or FAE. Serving our customers is our first and most important priority and we want to ensure your happiness and success.

Best regards,

/s/ Gregg Lowe	/s/ Brandon Tolany
Gregg Lowe	Brandon Tolany
President and CEO	Senior Vice President
Freescale Semiconductor	Chief Sales and Marketing Officer
Freescale Global Sales and Marketing

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between the Company and NXP pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of NXP following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of the Company and NXP may not be obtained; (2) there may be a material adverse change of the Company or the business of the Company may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in the Company’s and NXP’s reports filed with the Securities and Exchange Commission (“SEC”), including the preliminary proxy statement/prospectus filed with the SEC by NXP on April 2, 2015 and the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, which are available on the SEC’s Website (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither the Company nor NXP undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

On April 2, 2015, NXP filed with the SEC a Registration Statement on Form F-4 which includes a preliminary proxy statement of the Company and a preliminary prospectus of NXP. The Registration Statement has not been declared effective by the SEC and the definitive proxy statement/prospectus is not currently available. Following the Registration Statement having been declared effective by the SEC, NXP and the Company will deliver the definitive proxy statement and prospectus, respectively, to their shareholders. INVESTORS ARE URGED TO READ THE PRELIMINARY PROSPECTUS/PROXY STATEMENT, AND THE DEFINITIVE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain the preliminary prospectus/proxy statement, as well as other filings containing information about the Company and NXP, free of charge, from the SEC’s Website (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.investors.freescale.com) under the link “Investors Relations” and then under the tab “SEC Filings,” or by directing a request to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, MD OE62, Austin, Texas 78735, Attention: Secretary. Investors may also obtain NXP’s SEC filings in connection with the transaction, free of charge, on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of the Company and NXP and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding the Company’s directors and executive officers and a description of their interests in the acquisition is set forth in the preliminary proxy statement/prospectus filed with the SEC by NXP on April 2, 2015, and additional information regarding the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015. Information regarding the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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